Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation

True Drinks, Inc.	Delaware
Bazi Acquisition Sub, Inc.	Delaware
Bazi Company, Inc.	Colorado
Bazi, Inc.	Colorado
GT Beverage Company, LLC	Nevada
XELR8 International, Inc.	Colorado
XELR8 Canada, Corp	Nova Scotia, Canada